

May 1, 2014

Andrew J. Micheletti
EVP and Chief Financial Officer
BofI Holdings, Inc.
4350 La Jolla Village Drive
Suite 140
San Diego, CA 92122

      Re: **BofI Holdings, Inc.**
             Form 10-K for Fiscal Year Ended
             June 30, 2013
             Filed September 4, 2013
             Forms 10-Q for Fiscal Quarters Ended
             September 30, 2013 and December 31, 2013
             Filed November 5, 2013 and February 5, 2014
             File No. 000-51201

Dear Mr. Micheletti:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ John A. Spitz

                         John A. Spitz
                         Staff Accountant